2




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the period ended May 27, 2002


            AYOTTE MUSIC INC.                                  000-30683
-------------------------------------------------          ---------------------
 (Translation of Registrant's name into English)               SEC File No.

      Suite 2200 - 1055 West Hastings Street, Vancouver, BC, Canada V6E 2E9
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                Form 20-F     X             Form 40-F
                           -------                     --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                  Yes                         No     X
                       --------                   -------

         Please be advised that Ayotte Music Inc. has changed its address to:

                  Ayotte Music Inc.
                  1055 West Hastings Street, Suite 220
                  Vancouver, BC
                  Canada V6E 2E9




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AYOTTE MUSIC INC.
                                                 (Registrant)



Date:  June 3, 2002                         By:       /s/  Don Mazankowski
                                                 -------------------------------
                                                 General Manager